

02006363

SECUR... ...OMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 29 2002
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BAIRD, PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 EXCHANGE PLACE
(No. and Street)

PROCESSED
MAY 06 2002
THOMSON FINANCIAL

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. GLYNN (212) 493-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name — *if individual, state last, first, middle name*)

380 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John J. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baird, Patrick & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Treasurer
Title



Notary Public
WILLIAM MALONEY
Notary Public, State of New York
No. 01MA5066307
Qualified in Kings County
Commission Expires September 3, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAIRD, PATRICK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001


RECEIVED
313
SECTION

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 7, 2002

BAIRD, PATRICK & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 141,177
Receivable from broker-dealers and clearing organizations	834,012
Securities owned, at market value	6,784,489
Securities and investments-not readily marketable, at estimated fair value	237,375
Memberships in exchanges, owned, at cost (market value $2,333,900)	188,900
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $440,066	115,280
Deferred income tax asset	364,790
Other assets	76,778
	$ 8,742,801

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 4,134,455
Accounts payable, accrued expenses, and other liabilities	912,750
Income taxes payable	9,152
	5,056,357
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Retained earnings	4,516,223
Less: Treasury stock, 15,250 shares, at cost	(881,250)
	3,686,444
	$ 8,742,801

See notes to financial statements.

1. ORGANIZATION

Baird, Patrick & Co., Inc. (the Company) was incorporated in the State of Delaware in December, 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE), the National Association of Securities Dealers, Inc. (NASD), and is an associate member of the American Stock Exchange.

The Company's principal office is located in New York City; it also has a satellite office in Chicago, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker–dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and Investments Owned:

Securities and investments are reflected at their market values with resulting unrealized gains and losses included in principal transaction revenue. Security transactions and related income and expenses are recorded on a trade date basis.

Depreciation:

Furniture, office equipment and leasehold improvements are depreciated using straight-line and accelerated methods over their estimated useful lives.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Income Taxes:

Deferred income taxes result from the availability of operating loss carryforwards of approximately $900,000. The operating loss carryforwards expire in the years 2020 and 2021.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investing securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 1,505,934	$ 4,134,455
Corporate bonds, debentures and notes	5,278,555	-
	$ 6,784,489	$ 4,134,455

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001, these securities, at estimated fair values, consisted of equities totaling $237,375.

4. RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions.

5. COMMITMENTS AND CONTINGENCIES

Leases:

The Company is obligated under the terms of an operating lease for office space extending through May 2006, which requires aggregate minimum rentals of $1,766,700, with minimum annual rentals of $400,000 annually for 2003 – 2005 and $166,700 for 2006. The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor.

Litigation:

The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material effect on the Company's financial position.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

6. NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2001, the Company had net capital of $1,592,161, which was $1,342,161 in excess of its net required capital.

7. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.